Exhibit 99.1

SilverCrest Reports Results of AGM
Announces Officer and Director Appointments

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC –June 13, 2013– SilverCrest Mines Inc. (the “Company”) is pleased to announce the results of its Annual General Meeting of Shareholders (“AGM”) held Tuesday in Vancouver, B.C.

Shareholders voted in favour of all items of business, including the election of each director nominee.  A total of 50,906,857 votes were cast representing 47.15% of the issued common shares as of the record date for the meeting, as follows:

Directors	Votes by Ballot in Favour	Votes by Ballot Withheld
J. Scott Drever	32,567,693 (96.88%)	1,049,653 (3.12%)
Ross O. Glanville	32,752,654 (97.43%)	864,692 (2.57%)
Barney Magnusson	31,465,626 (93.60%)	2,151,720 (6.40%)
George W. Sanders	32,708,854 (97.30%)	908,492 (2.70%)
Graham C. Thody	32,552,774 (96.83%)	1,064,572 (3.17%)

Shareholders voted 70.62% in favour of the Company’s Stock Option Plan and voted 99.57% in favour of the implementation of an Advance Notice Policy for the nomination of Directors.  In addition, shareholders voted in favour to re-appoint Davidson & Company, Charted Accountants, as auditor of the Company.

At the Board of Directors meeting following the AGM, Mr. J. Scott Drever, Chairman and President of the Company, was appointed as Chairman and Chief Executive Officer of the Company.  Mr. N. Eric Fier, currently the Chief Operating Officer of the Company, was appointed President as well as Chief Operating Officer and was also appointed to the Board of Directors of the Company.

J Scott Drever, CEO stated; “We were pleased to see good attendance of shareholders and interested investors at our meeting as well a strong voting of proxies in favour of all items of business. The appointment of Eric Fier as President and Chief Operating Officer resulted from extensive discussions among the Directors and management as to how the succession of leadership of the executive management can transition as SilverCrest continues to grow and expand. Eric is most deserving and more than capable of assuming the duties and responsibilities of the office of President and will have the full support of the Board, management, employees and staff as he assumes his new duties and implements the corporate strategies for growth.”

Graham Thody was re-appointed Chair of the Audit Committee; George W. Sanders was re-appointed Chair of the Corporate Governance and Nominating Committee and Ross. O. Glanville was re-appointed Chair of the Compensation Committee.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal silver and gold producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au) which produced 33,004 ounces of gold and 579,609 ounces of silver in 2012. Major expansion and construction of a 3000 tonnes per day conventional mill facility is underway to significantly increase metals production at the Santa Elena Mine (open pit and underground) by 2014. Exploration programs continue to make new discoveries at Santa Elena and have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
 accepts responsibility for the adequacy or accuracy of this release.

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